UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

PERNIX THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71426V108

(CUSIP Number)

Cetus Capital III, L.P.

Cetus Capital II, LLC

Littlejohn Opportunities Master Fund LP

SG Distressed Fund, LP

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

April 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71426V108

1	Name of Reporting Persons Cetus Capital III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 182,295

	8	Shared Voting Power 0

	9	Sole Dispositive Power 182,295

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 182,295

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.30% (1)

14	Type of Reporting Person OO

(1) Based on 61,127,615 shares of common stock outstanding as of March 3, 2016, as reported in the Annual Report on Form 10-K filed by the Issuer on March 10, 2016.

CUSIP No. 71426V108

1	Name of Reporting Persons Cetus Capital II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,749,359

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,749,359

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,749,359

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.86% (1)

14	Type of Reporting Person OO

(1) Based on 61,127,615 shares of common stock outstanding as of March 3, 2016, as reported in the Annual Report on Form 10-K filed by the Issuer on March 10, 2016.

CUSIP No. 71426V108

1	Name of Reporting Persons Littlejohn Opportunities Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 486,205

	8	Shared Voting Power 0

	9	Sole Dispositive Power 486,205

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 486,205

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.80% (1)

14	Type of Reporting Person OO

(1) Based on 61,127,615 shares of common stock outstanding as of March 3, 2016, as reported in the Annual Report on Form 10-K filed by the Issuer on March 10, 2016.

CUSIP No. 71426V108

1	Name of Reporting Persons SG Distressed Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 52,939

	8	Shared Voting Power 0

	9	Sole Dispositive Power 52,939

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,939

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.09% (1)

14	Type of Reporting Person OO

(1) Based on 61,127,615 shares of common stock outstanding as of March 3, 2016, as reported in the Annual Report on Form 10-K filed by the Issuer on March 10, 2016.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2014, as amended by Amendment No. 1 thereto filed with the SEC on August 12, 2015 and Amendment No. 2 thereto filed with the SEC on April 15, 2016 (together with this Amendment No. 3, this “statement”) relating to shares of common stock, par value $0.01 per share (the “Shares”) of Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Issuer”).  Items 2 and 5 are hereby amended and supplemented as set forth below.

Item 2.   Identity and Background

(a) This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital III, L.P., a Delaware limited partnership (“Cetus III”), whose general partner is Littlejohn Associates V, L.L.C., a Delaware limited liability company (“Littlejohn V”).

(ii) Cetus Capital II, LLC, a Delaware limited liability company (“Cetus II”), is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership, and whose manager is Littlejohn Managers LLC, a Delaware limited liability company.

(iii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership (“Littlejohn Opportunities Master Fund”), whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.

(iv) SG Distressed Fund, LP, a Delaware limited partnership (“SG Distressed Fund”), whose general partner is Littlejohn Opportunities GP.

(b) The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c) Cetus III, Cetus II, Littlejohn Opportunities Master Fund and SG Distressed Fund are private investment vehicles engaged in investing in debt and equity instruments.

(d) – (e) During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Cetus III is a Delaware limited partnership.  Cetus II is a Delaware limited liability company. Littlejohn Opportunities Master Fund is a Cayman Islands limited partnership.  SG Distressed Fund is a Delaware limited partnership.

Item 5.   Interest in Securities of the Issuer

(a) – (b) The information contained on the cover page of this statement is hereby incorporated by reference.

All calculations of percentage ownership in this statement are based on 61,127,615 shares outstanding as of March 3, 2016, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on March 10, 2016.  As of the date hereof, the Reporting Persons are the beneficial owners of 2,470,798 Shares, which constitutes 4.04% of the Issuer’s outstanding shares of common stock. Cetus III has the sole power to vote and sole power to dispose of 182,295 Shares.  Cetus II has the sole power to vote and sole power to dispose of 1,749,359 Shares.  Littlejohn Opportunities Master Fund has the sole power to vote and sole power to dispose of 486,205 Shares.  SG Distressed Fund has the sole power to vote and sole power to dispose of 52,939 Shares.  The information set forth in Item 6 of this statement as amended or supplemented is hereby incorporated herein by reference.

(c)

The Reporting Persons conducted 28 open market sales in the ordinary course of business since the most recent amendment to this statement, as set forth in the table attached below:

Trade Date	Fund	Common Stock Sold	Price Per Share ($), before sales commissions
4/18/2016	Cetus Capital II	70,801	0.90
4/18/2016	Littlejohn Opportunities Master Fund	19,678	0.90
4/18/2016	SG Distressed Fund	2,143	0.90
4/18/2016	Cetus Capital III	7,378	0.90
4/19/2016	Cetus Capital II	35,444	0.88
4/19/2016	Littlejohn Opportunities Master Fund	9,851	0.88
4/19/2016	SG Distressed Fund	1,073	0.88
4/19/2016	Cetus Capital III	3,693	0.88
4/20/2016	Cetus Capital II	70,801	0.90
4/20/2016	Littlejohn Opportunities Master Fund	19,678	0.90
4/20/2016	SG Distressed Fund	2,143	0.90
4/20/2016	Cetus Capital III	7,378	0.90
4/21/2016	Cetus Capital II	56,196	0.90
4/21/2016	Littlejohn Opportunities Master Fund	15,619	0.90
4/21/2016	SG Distressed Fund	1,701	0.90
4/21/2016	Cetus Capital III	5,856	0.90
4/22/2016	Cetus Capital II	70,801	0.88
4/22/2016	Littlejohn Opportunities Master Fund	19,678	0.88
4/22/2016	SG Distressed Fund	2,143	0.88
4/22/2016	Cetus Capital III	7,378	0.88
4/25/2016	Cetus Capital II	141,603	0.78
4/25/2016	Littlejohn Opportunities Master Fund	39,356	0.78
4/25/2016	SG Distressed Fund	4,285	0.78
4/25/2016	Cetus Capital III	14,756	0.78
4/26/2016	Cetus Capital II	46,172	0.82
4/26/2016	Littlejohn Opportunities Master Fund	12,833	0.82
4/26/2016	SG Distressed Fund	1,397	0.82
4/26/2016	Cetus Capital III	4,811	0.82

Except as set forth above, there have been no transactions with respect to the Shares from the last amendment of this statement to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

Item 7.   Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2016	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: April 27, 2016	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: April 27, 2016	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: April 27, 2016	SG Distressed Fund, LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement.